UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

Or

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number 1-14387

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Rentals, Inc. 401(k) Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Rentals, Inc.

Five Greenwich Office Park

Greenwich, Connecticut 06831

ANNUAL REPORT ON FORM 11 - K

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

United Rentals, Inc. 401(k) Investment Plan

Year Ended December 31, 2006 and 2005

With Report of Independent Auditors

Annual Report on Form 11-K

United Rentals, Inc. 401(k) Investment Plan

Financial Statements

and Supplemental Schedule

December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

To United Rentals, Inc. Benefits and Retirement Committee

We have audited the accompanying statements of net assets available for benefits of United Rentals, Inc. 401(k) Investment Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 4, 2007

United Rentals, Inc. 401(k) Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets:
Cash	$694	$1,235
Investments, at fair value:
United Rentals, Inc. Common Stock	5,782,540	6,537,446
T. Rowe Price Equity Index Trust	19,549,195	16,973,837
T. Rowe Price Tradelink Investments	148,089	214,865
Mutual Funds:
T. Rowe Price Spectrum Bond Income Fund	10,039,418	9,056,185
T. Rowe Price Balanced Fund	7,081,419	5,156,953
T. Rowe Price Blue Chip Growth Fund	15,348,510	13,272,108
T. Rowe Price Growth and Income Fund	6,549,690	5,004,384
T. Rowe Price International Stock Fund	10,775,382	8,122,583
T. Rowe Price New Horizons Fund	16,820,277	15,794,431
T. Rowe Price Prime Reserve Fund	22,334,239	19,884,384
T. Rowe Price Retirement Income Fund	430,876	198,081
T. Rowe Price Retirement 2005 Fund	340,846	205,140
T. Rowe Price Retirement 2010 Fund	2,327,072	985,297
T. Rowe Price Retirement 2015 Fund	1,855,877	518,123
T. Rowe Price Retirement 2020 Fund	6,000,721	2,473,648
T. Rowe Price Retirement 2025 Fund	3,868,757	945,280
T. Rowe Price Retirement 2030 Fund	7,604,834	3,236,571
T. Rowe Price Retirement 2035 Fund	3,315,703	749,658
T. Rowe Price Retirement 2040 Fund	4,491,187	1,622,360
T. Rowe Price Retirement 2045 Fund	681,796	55,413
T. Rowe Price Science & Technology Fund	—	4,842,695
T. Rowe Price Value Fund	17,181,047	13,945,860
T. Rowe Price Small Cap Value	1,116,182	—

Total mutual funds	138,163,833	106,069,154

Participant loans	8,188,682	6,804,873
Company contributions receivable	173,437	38,210
Participants contributions receivable	595,513	201,171

Total assets	172,601,983	136,840,791

Liabilities:
Refunds due to participants for excess contributions	—	26,098

Net assets available for benefits	$172,601,983	$136,814,693

See accompanying notes.

United Rentals, Inc. 401(k) Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2006	2005
Additions
Contributions:
Participants	$23,393,279	$18,674,484
Company	7,470,396	4,826,088
Rollovers	2,674,096	1,774,006

Investment income:
Interest and dividend income	5,587,303	3,435,917
Net change in realized and unrealized appreciation/ depreciation in fair value of investments	12,098,772	5,289,902

	51,223,846	34,000,397
Deductions
Benefits paid directly to participants	(15,271,128)	(10,742,429)
Administrative fees	(165,428)	(224,236)

Net increase	35,787,290	23,033,732

Net assets available for benefits, beginning of year	136,814,693	113,780,961

Net assets available for benefits, end of year	$172,601,983	$136,814,693

See accompanying notes.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements

December 31, 2006

1. Description of the Plan

The following description of the United Rentals, Inc. 401(k) Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which was established by United Rentals, Inc. (the “Company” or “Plan Sponsor”) on May 1, 1998. All employees are eligible to participate in the Plan following completion of three months of employment and effective January 1, 2006 as of their hire date (provided they have reached the minimum age of 21 years and are a resident of the United States). The Plan has been designed to allow tax deferred contributions by the participants with discretionary Company contributions. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute up to 50% of their annual wages paid by the Company, limited to $15,000 and $14,000 per annum (plus catch-up contributions for participants age 50 and over of $5,000 and $4,000) in 2006 and 2005, respectively, (subject to certain additional limitations for highly compensated employees as defined under the Internal Revenue Code). Participants can suspend their contributions at any time and still remain in the Plan. Participants can resume contributions and can change their elected contribution rate at any time.

The Company may contribute a discretionary amount to the Plan, which amount is determined annually. During the years ended December 31, 2006 and 2005, the Company contributed 50% of the first 6% of each participant’s compensation up to a maximum contribution of $2,000 and $1,500, respectively. Company matches historically have begun on January 1 or July 1 following twelve months of employment with the Company. Effective January 1, 2006, participants became eligible for Company matches following three months of employment.

Participant Accounts

Each participant account is credited with the participant’s share of the Company’s discretionary contribution, if any, assets transferred to this Plan from the participant’s prior employer plan, the participant’s share of the net earnings or losses on the investments of the assets of the Plan, distributions from the participant’s account, and any expenses or liabilities charged to the participant’s account.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are always 100% vested in their contributions plus actual earnings thereon. Company contributions plus actual earnings thereon begin vesting 20% per year after one year of service and are 100% vested after five years of service (365 days minimum service per year). Forfeitures of Company contributions, which aggregated $216,366 for 2006 and $139,617 for 2005, are applied to reduce future Company contributions or to pay for Plan administrative expenses.

Investment Options

All of the Plan’s investment options are fully participant directed. The Plan’s custodian is T. Rowe Price Trust Company.

Participants Loans

Participants may borrow from their vested balances in the Plan, subject to certain restrictions and limitations set forth in the Plan document and the Internal Revenue Code. Loan terms range from one to five years for personal loans and up to a reasonable period of time as established by the Plan administrator for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate determined by the Plan administrator. Interest rates on outstanding loans range from 5.50% to 10.50%. Principal and interest are paid ratably through payroll deductions.

Distributions and Withdrawals

Upon retirement, termination of employment, or proven hardship, a participant may make withdrawals from their account. Hardship withdrawals must be authorized by the Plan administrator and are subject to the requirements and limitations set forth in the Plan document, the Internal Revenue Code and the regulations thereunder.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

A portion of the Plan’s administrative expenses are paid by the Company. All investment related expenses, and the balance of administrative expenses, are borne by the participants.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Investments and Income Recognition

The Plan’s investments are stated at fair value as of the last trading date for periods presented. The fair value for common stock and mutual fund investments was measured by quoted prices in an active market. The T. Rowe Price Equity Index Trust is an underlying trust of a T. Rowe Price Common Trust Fund. The Plan’s accounting for the T. Rowe Price Equity Index Trust is based on the redemption value of the Plan’s units of participation in the T. Rowe Price Common Trust Fund. The redemption value is based on the fair market value of the underlying investments, as determined by the Plan’s custodian. Participant loans are valued at their outstanding principal balances, which approximate fair value.

Purchases and sale of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 19, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. If it were necessary, however, the Company, as Plan Sponsor, has indicated that it would take the necessary steps to bring the Plan’s operations into compliance with the Code.

4. Investments

During 2006 and 2005, the Plan’s investments (including investments purchased, sold, or held during the period) appreciated (depreciated) in fair value as follows:

	Year Ended December 31
	2006	2005
T. Rowe Price Spectrum Bond Income Fund	$318,600	$(217,275)
T. Rowe Price Balanced Fund	465,323	25,740
T. Rowe Price Blue Chip Growth	1,294,163	748,563
T. Rowe Price Growth and Income Fund	410,550	(397,759)
T. Rowe Price International Stock Fund	1,176,876	970,853
T. Rowe Price New Horizons Fund	253,467	1,167,292
T. Rowe Price Retirement Income Fund	15,938	4,219
T. Rowe Price Retirement 2005 Fund	16,043	4,648
T. Rowe Price Retirement 2010 Fund	135,216	29,473
T. Rowe Price Retirement 2015 Fund	113,910	16,069
T. Rowe Price Retirement 2020 Fund	441,330	104,842
T. Rowe Price Retirement 2025 Fund	258,067	36,493
T. Rowe Price Retirement 2030 Fund	635,510	186,552
T. Rowe Price Retirement 2035 Fund	258,211	26,349
T. Rowe Price Retirement 2040 Fund	373,057	82,058
T. Rowe Price Retirement 2045 Fund	47,139	1,855
T. Rowe Price Science & Technology Fund	231,187	126,795
T. Rowe Price Value Fund	2,238,821	283,928
T. Rowe Price Small Cap Value Fund	14,705	—
T. Rowe Price Tradelink Investments	(36,762)	7,245
T. Rowe Price Equity Index Trust	2,619,247	780,405
United Rentals, Inc. Common Stock	818,174	1,301,557

	$12,098,772	$5,289,902

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

5. Contingencies

In August 2004, the Company received notice from the Securities and Exchange Commission (the “SEC”) that it was conducting a non-public, fact-finding inquiry of the Company. The SEC inquiry appears to relate to a broad range of the Company’s accounting practices and is not confined to a specific period. In March 2005, the Company’s Board of Directors formed a Special Committee of independent directors to review matters related to the SEC inquiry. The Company’s Board of Directors received and acted upon findings of the Special Committee in January 2006. The SEC inquiry, the actions that the Company took with respect to the Special Committee’s findings, and actions that the Company took with respect to certain other accounting matters, including the restatement of previously issued consolidated financial statements for 2003 and 2002, are discussed in further detail in Notes 3 and 17 to the Company’s consolidated financial statements included in its annual report on Form 10-K for 2005 (the “2005 Form 10-K”) and also summarized in the Company’s press release and related report on Form 8-K dated January 26, 2006. The SEC inquiry is ongoing and the Company is continuing to cooperate fully with the SEC. The U.S. Attorney’s office for the District of Connecticut has also requested information from the Company informally and by subpoena about matters related to the SEC inquiry. The Company is also cooperating fully with this office.

Following the Company’s announcement of the SEC inquiry, a number of purported class action lawsuits were filed against the Company. In addition, a number of alleged shareholders commenced actions by which they purported to sue derivatively on behalf of the Company. These matters are discussed in further detail in Note 17 to the Company’s consolidated financial statements included in the 2005 Form 10-K. Following the Company’s filing of the 2005 Form 10-K, amended complaints in certain of these actions have been filed that, among other things, add allegations relating to the conclusions of the Special Committee and the other matters disclosed in the 2005 Form 10-K, as well as, in the case of the class actions (which have been consolidated), expand the purported class period. Reference should be made to Note 5 to the Company’s consolidated financial statements included in its quarterly report on Form 10-Q for the quarterly period ended March 31, 2007 for the most recent summary of the status of these matters.

At December 31, 2006 and December 31, 2005, the Plan had $5.8 million or 3.4%, and $6.5 million or 4.8%, respectively, of its total assets invested in the United Rentals, Inc. Common Stock.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Subsequent Event

In December 2006, the Company entered into a definitive agreement to sell its traffic control business to HTS Acquisition, Inc (“HTS”). The transaction closed in February 2007. HTS established a 401(k) plan for the traffic control employees and after the sale transaction closed, investments of approximately $15.2 million were transferred out of the Plan.

In April 2007, the Company announced that its board of directors had authorized the commencement of a process to explore a broad range of strategic alternatives to maximize shareholder value, including a possible sale of the Company, and had retained financial advisors in this process. There can be no assurance that the exploration of alternatives will result in a transaction.

Supplemental Schedule

United Rentals, Inc. 401(k) Investment Plan

EIN: 06-1493538

Plan #: 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value as of December 31, 2006
T. Rowe Price Trust Company*	Spectrum Bond Income Fund	823,578	$10,039,418
	Balanced Fund	332,617	7,081,419
	Blue Chip Growth Fund	429,569	15,348,510
	Growth and Income Fund	295,831	6,549,690
	International Stock Fund	620,249	10,775,382
	New Horizons Fund	520,913	16,820,277
	Prime Reserve Fund	22,334,239	22,334,239
	Retirement Income Fund	32,816	430,876
	Retirement 2005 Fund	29,358	340,846
	Retirement 2010 Fund	146,633	2,327,072
	Retirement 2015 Fund	150,030	1,855,877
	Retirement 2020 Fund	345,863	6,000,721
	Retirement 2025 Fund	300,836	3,868,757
	Retirement 2030 Fund	409,082	7,604,834
	Retirement 2035 Fund	251,762	3,315,703
	Retirement 2040 Fund	239,530	4,491,187
	Retirement 2045 Fund	55,117	681,796
	Value Fund	635,159	17,181,047
	Small-Cap Value Fund	27,085	1,116,182
	Equity Index Trust	472,203	19,549,195
	Tradelink Investments (see detail of investments in the Tradelink Investments on pages 11-12)		148,089
United Rentals, Inc.*	United Rentals, Inc. Common Stock	227,391	5,782,540

			163,643,657
Participant loans*	Interest rates range from 5.50% to 10.50%; maturities ranging from 3 months to 30 years		8,188,682

			$171,832,339

*	Indicates party-in-interest to the Plan.

Note:	The “Cost” column is not applicable because all of the Plan’s investment options are participant directed.

United Rentals, Inc. 401(k) Investment Plan

EIN: 06-1493538

Plan #: 001

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year) (continued)

December 31, 2006

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value as of December 31, 2006
T. Rowe Price Trust Company*	Tradelink Investments:
	Stocks:
	Auduiocodes, LTD	2	$38
	Alcatel Lucent Sponsored ADR	19	270
	Amalot Holding, Inc.	10	—
	American Unity Investments, Inc.	4	1
	Banro Corp.	1	13
	Biovail Corp.	60	1,269
	Buffalo Gold Ltd.	6	11
	Cyop Systems Intl	10	—
	China Direct Trading Corp	5,310	186
	Consortium Service Management Group, Inc.	25	8
	Curagen Corp.	100	460
	Dell, Inc	150	3,764
	Dragon International Group	800	104
	ESS Technology Inc.	100	103
	8x8, Inc.	2,000	2,340
	First Pet Life, Inc.	5	—
	Galton Biometrics, Inc.	1,000	5
	Gen-ID Lab Services	10	—
	General Electric Company	100	3,721
	Generex Biotechnology Corp.	750	1,170
	Global 1 Investment Holdings Corp.	2,100	57
	Harvard Learning Centers, Inc.	400	44
	Home Depot, Inc.	35	1,406
	Jordan Kane Floor Coverings, Inc.	5	—
	Lockheed Martin Corp.	9	832
	M Wise, Inc	50	3
	Mirant Corp	1,080	—
	Napco Security Systems	150	881
	Nutralogix laboratories, Inc.	136	—
	Penn West Energy Trust	90	2,750
	Pfizer, Inc.	60	1,554
	Pingchuan Pharmaceutical, Inc.	1,305	170
	Poseidis, Inc.	3	—

United Rentals, Inc. 401(k) Investment Plan

EIN: 06-1493538

Plan #: 001

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year) (continued)

December 31, 2006

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value as of December 31, 2006
T. Rowe Price Trust Company*	Tradelink Investments:
	Stocks:
	Provident Energy Trust	50	$546
	Realty Income Corp.	200	5,540
	Roboserver Systems Corp.	1	—
	Saba Software Inc.	100	623
	Sirius Satellite Radio Inc.	3,300	11,682
	Stratex Networks, Inc.	100	483
	Sulja Brothers Building Supplies Ltd.	2,005	22
	Sun Microsystems, Inc.	50	271
	Suntron Corp.	10	11
	Think Partnership, Inc.	30	97
	Three Five Systems, Inc.	10	1
	Tuesday Morning Corp.	200	3,110
	Veriphone Holdings, Inc.	50	1,770
	Xechem Intl., Inc.	500	13
	Zoran Corporation	69	1,006
	Mutual Funds:
	Oakmark Global Fund	408	10,311
	Vanguard Windsor II Fund	174	6,046
	Vanguard Index Trust Total Stock Market Index Fund	1,644	56,058
	Prime Reserve	29,339	29,339

			$148,089

*	Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED RENTALS, INC.
401(K) INVESTMENT PLAN

By:	/s/ Raymond J. Alletto
Name:	Raymond J. Alletto
Title:	Plan Administrator

June 7, 2007

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23	Consent of Independent Registered Public Accounting Firm